UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2023

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II,

Saket Place, Saket, New Delhi 110017, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K:

Exhibit Number	Description
99.1	Consent Solicitation Results Announcement dated December 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2023

AZURE POWER GLOBAL LIMITED

	By:	/s/ Sugata Sircar
	Name:	Sugata Sircar
	Title:	Group Chief Financial Officer

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